UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33816

Heckmann Corporation	American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

75080 Frank Sinatra Drive, Palm Desert, CA 92211 (760) 341-3606
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.001 per share;
Warrants, exercisable for Common Stock at an exercise price of $6.00 per share; and
Units, each consisting of one share of Common Stock and one Warrant
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

     17 CFR 240.12d2-2(a)(1)

     17 CFR 240.12d2-2(a)(2)

     17 CFR 240.12d2-2(a)(3)

     17 CFR 240.12d2-2(a)(4)

     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities and Exchange Act of 1934, Heckman Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 22, 2008	By: /s/ Donald G. Ezzell	Vice President
Date	Donald G. Ezzell	Title

Explanatory note:  This voluntary delisting is a result of the pending transfer of the listing of Heckmann Corporation’s securities to the New York Stock Exchange (the “NYSE”).  Heckman Corporation anticipates that trading of its securities on the NYSE will begin May 23, 2008.